AMENDMENT TO

SUB-ADVISORY AGREEMENT

This Amendment, effective as of October 15, 2019, is to the Sub-Advisory Agreement (the "Agreement") made as of April 18, 2016 by and between FRANKLIN ADVISERS, INC., a California corporation ("FAV"), and FRANKLIN TEMPLETON INSTITUTIONAL, LLC, a Delaware limited liability company ("FT Institutional").

WITNESSETH:

WHEREAS, FAV has retained FT Institutional to furnish certain investment advisory services to Franklin Liberty Investment Grade Corporate ETF, a series of Franklin Templeton ETF Trust (the "Trust"), as set forth in the Agreement;

WHEREAS, both FAV and FT Institutional wish to amend the first paragraph of Paragraph 3.(a) of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust present in person, approved the following amendment at a meeting called for such purpose on September 6, 2019.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that first paragraph of Paragraph 3.(a) of the Agreement is removed and replaced with the following:

FAV shall pay to FT Institutional a monthly fee in U.S. dollars equal to 40% of the net investment advisory fee payable by the Fund to FAV (the "Net Investment Advisory Fee"), calculated daily, as compensation for the services rendered and obligations assumed by FT Institutional during the preceding month.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of October 15, 2019.

FRANKLIN ADVISERS, INC.

By: /s/ Patrick O'Connor

Name: Patrick O'Connor

Title: Senior Vice President

FRANKLIN TEMPLETON INSTITUTIONAL, LLC

By: /s/ Thomas J. Fisher, Jr.

Name: Thomas J. Fisher, Jr.

Title: President